UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 15)

DIEDRICH COFFEE, INC.

(Name of Subject Company (Issuer))

PEBBLES ACQUISITION SUB, INC.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Lawrence J. Blanford

Green Mountain Coffee Roasters, Inc.

33 Coffee Lane

Waterbury, Vermont 05676

(802) 244-5621

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Jane D. Goldstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)
$212,469,740	$11,855.81

(1) Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (a) 6,070,564 shares of common stock, par value $0.01 per share, of Diedrich Coffee, Inc., consisting of (i) 5,726,813 shares issued and outstanding as of December 7, 2009 and (ii) 343,751 shares expected to be issuable, or otherwise deliverable, prior to the expiration of this tender offer in connection with vested options, warrants and other rights to acquire Diedrich Coffee, Inc. common stock, by (b) the tender offer price of $35.00 per share.

(2) The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010, issued by the Securities and Exchange Commission, equals $55.80 per million of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,855.81

Form or Registration No.: Schedule TO-T

Filing Party: Pebbles Acquisition Sub, Inc. and Green Mountain Coffee Roasters, Inc.

Date Filed: December 11, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 15 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 11, 2009, as amended (the “Schedule TO”), by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“Parent”), and Pebbles Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Diedrich Coffee, Inc., a Delaware corporation (the “Company”), at a purchase price of $35.00 per Share, net to the seller in cash, without interest thereon, upon the terms, and subject to the conditions, of the Offer to Purchase, dated December 11, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings assigned to such terms in the Schedule TO or the Offer to Purchase, as applicable.

Item 11. Additional Information.

Items 1, 4, 5, 8 and 11 of the Schedule TO are amended and supplemented to include the following:

“On May 3, 2010, Purchaser extended the Offer until 12:00 midnight (one minute after 11:59 p.m.) New York City, New York time on Monday, May 10, 2010, unless further extended. The full text of the press release issued by Parent on May 3, 2010 announcing the Offer’s extension is filed as Exhibit (a)(5)(xii) to the Schedule TO and is incorporated by reference into the Schedule TO.”

Items 5 and 11 of the Schedule TO are further amended and supplemented to include the following:

The following paragraphs replace the former final paragraph of Section 11 – “Background of the Offer; The Merger Agreement” – “Background of the Offer” of the Offer to Purchase:

“On January 13, 2010, Parent received from the FTC a request for additional information (the “Second Request”) under the HSR Act with respect to the Offer and the Merger.

On April 30, 2010, Parent certified to the FTC that Parent had substantially complied with the Second Request.”

Item 11 of the Schedule TO is further amended and supplemented to include the following:

The following paragraph replaces the former second paragraph of Section 15 – “Certain Legal Matters; Regulatory Approvals” – “Antitrust” – “United States Antitrust Law” of the Offer to Purchase:

“The Company filed a Notification and Report Form with respect to the Offer and the Merger on December 8, 2009, pursuant to the requirements of the HSR Act. Parent, on behalf of itself and the Purchaser, filed a Notification and Report Form with respect to the Offer and the Merger with the FTC and the DOJ on December 9, 2009, pursuant to the requirements of the HSR Act. Following consultation with the FTC staff, Parent voluntarily withdrew its Notification and Report Form effective December 24, 2009 and re-filed its Notification and Report Form on December 29, 2009, in order to provide the FTC with additional time to review the information submitted by Parent and the Company. Parent then received the Second Request on January 13, 2010, and, on April 30, 2010, Parent certified to the FTC that Parent had substantially complied with the Second Request. As a result, Parent and the Purchaser expect the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer to expire at 11:59 p.m., Eastern Time on Monday, May 10, 2010.”

Item 11 of the Schedule TO is further amended and supplemented to include the following:

The following paragraphs replace the former final paragraph under Section 12 – “Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights; Litigation” – “Litigation” of the Offer to Purchase:

“On January 22, 2010, the Company and the members of the Company’s Board filed with the Court a demurrer seeking the dismissal of the causes of action alleged in the Amended Complaint. On January 27, 2010, Parent and the Purchaser filed with the Court a demurrer seeking the dismissal of the causes of action alleged in the Amended Complaint. On March 12, 2010, the Court sustained the demurrer seeking the dismissal of the plaintiff’s fee petition, with thirty days leave to amend, and overruled the demurrer seeking the dismissal of the disclosure claims against the Company and the members of the Company’s Board of Directors. As a result of the Court’s rulings, Parent and the Purchaser were dismissed from the case, but the plaintiff was given thirty days to attempt to re-plead the claim brought against Parent and the Purchaser. Plaintiff then filed a second amended class action complaint on April 12, 2010 (the “Second Amended Complaint”), re-asserting its claims for breach of fiduciary duty and an equitable assessment of attorneys’ fees and costs against the Company, the members of the Company’s Board, Parent and the Purchaser. In this Second Amended Complaint, the plaintiff again named Parent and the Purchaser as defendants with respect to the claim for attorneys’ fees and costs.

On May 2, 2010, the Company, the members of the Company’s Board, Parent, the Purchaser and the plaintiff reached an agreement in principle to settle the litigation in its entirety, and executed a Memorandum of Understanding that provides for settlement of the litigation (the “MOU”). The MOU contemplates that the plaintiff will release and settle all known and unknown claims against the Company, the members of the Company’s Board, Parent, the Purchaser and their respective affiliates, successors and agents in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The MOU contemplates that the Company, in exchange, will provide certain additional disclosures to its Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer. In addition, pursuant to the MOU, the Company, the members of the Company’s Board, Parent and the Purchaser have agreed not to oppose the plaintiff counsel’s application for an award of attorneys’ fees and costs up to a specified amount, to be paid by the Company or its successor. Final settlement of the litigation is subject to the plaintiff’s completion of confirmatory discovery and to approval by the Court. The settlement also will not take effect unless the Merger becomes effective under Delaware law. The Company, the members of the Company’s Board, Parent and the Purchaser have not admitted to, and deny, any wrongdoing, and have executed the MOU solely to eliminate the burden and expense of further litigation. A copy of the final stipulation of settlement will be posted on the Company’s website at www.Diedrich.com and on Parent’s website at www.GreenMountainCoffee.com once it is executed.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented to include the following:

“(a)(5)(xii)    Press Release issued May 3, 2010”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREEN MOUNTAIN COFFEE ROASTERS, INC.

Date: May 3, 2010	By:	/s/ Frances G. Rathke
		Name:	Frances G. Rathke
		Title:	Chief Financial Officer

PEBBLES ACQUISITION SUB, INC.

Date: May 3, 2010	By:	/s/ Howard Malovany
		Name:	Howard Malovany
		Title:	Vice President, Corporate, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(i)	Offer to Purchase dated December 11, 2009*+

(a)(1)(ii)	Form of Letter of Transmittal*+

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*+

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*+

(a)(5)(i)	Press release dated December 8, 2009 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on December 8, 2009)

(a)(5)(ii)	Summary Advertisement published on December 11, 2009*

(a)(5)(iii)	Press Release issued December 11, 2009*

(a)(5)(iv)	Letter to Stockholders of Diedrich Coffee, Inc. dated December 18, 2009*

(a)(5)(v)	Letter to Employees of Diedrich Coffee, Inc. dated December 18, 2009*

(a)(5)(vi)	Press Release issued January 8, 2010*

(a)(5)(vii)	Press Release issued January 13, 2010*

(a)(5)(viii)	Presentation to Employees of Diedrich Coffee, Inc. dated January 19, 2010*

(a)(5)(ix)	Press Release issued February 8, 2010*

(a)(5)(x)	Press Release issued March 9, 2010*

(a)(5)(xi)	Press Release issued April 6, 2010*

(a)(5)(xii)	Press Release issued May 3, 2010

(b)(1)	Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K filed for the fiscal year ended September 29, 2007)

(b)(2)	Amendment No. 1 dated July 18, 2008 to Amended and Restated Revolving Credit Agreement, dated as of December 3, 2007, among Green Mountain Coffee Roasters, Inc., its guarantor subsidiaries, Bank of America, N.A., Banc of America Securities LLC and the other lender parties thereto (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K for the fiscal year ended September 27, 2008)

(d)(1)	Agreement and Plan of Merger, dated as of December 7, 2009, by and among Green Mountain Coffee Roasters, Inc., Pebbles Acquisition Sub, Inc. and Diedrich Coffee, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(2)	Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and Paul C. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(3)	Form of Stockholder Agreement, dated as of December 7, 2009, by and between Green Mountain Coffee Roasters, Inc. and those certain directors and executive officers of Diedrich Coffee, Inc. party thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed on December 8, 2009)

(d)(4)	Confidentiality Agreement, dated as of November 19, 2009, by and between Diedrich Coffee, Inc. and Green Mountain Coffee Roasters, Inc.*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

+	Previously mailed to holders and beneficial owners of the Shares